

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 30, 2008

Kenneth S. Adessky
Chief Financial Officer
Global Clean Energy, Inc.
3095 S. Parket Rd. #200
Aurora, Colorado 80014

> **Re: Global Clean Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-KSB/A Filed May 7, 2008**
> **File No. 0-30303**

Dear Mr. Adessky:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Item 8A. Controls and Procedures, page 31

1.   We note your response to prior comment two only includes half of the definition of disclosure controls and procedures according to Item 307 of Regulation S-B. Disclosure controls and procedures also must ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized *and reported*, within the time periods specified in the Commission's rules and forms. In addition, as discussed in

Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its Exchange Act Reporting. In light of these facts, please explain how
you could conclude that disclosure controls and procedures were effective at
December 31, 2007. Alternatively, please further amend the 10-KSB to disclose
management's revised conclusion on the effectiveness of your disclosure controls
and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2.   Please tell us when you intend to file your amended Form 10-KSB.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you
have questions regarding our comments.

                                    Sincerely,

                                    John Cash
                                    Accounting Branch Chief